Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

December 13, 2004

Division of Corporation Finance

U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0306
Attention: Eduardo Aleman, Staff Attorney

  Re:
  Orange 21 Inc. (File No. 333-119024)
  Registration Statement on Form S-1
  Acceleration Request

Dear Mr. Aleman:

In connection with the Registration Statement on Form S-1 (the "Registration Statement") of Orange 21 Inc. (the "Company"), the undersigned, as managing underwriter of the Company's proposed initial public offering, hereby joins in the request of the Company that the effective date of the Registration Statement be accelerated to 5:30 p.m., Eastern time, on December 13, 2004, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 of the Securities Act of 1933 and, that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities of the Company registered thereunder.

In connection with this acceleration request, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on November 29, 2004:

To Whom Distributed	Number of Copies
Institutions	1,874
Retail	41
Broker Dealers	403

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, we wish to advise the Commission that the Representatives and the underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date confirmations of sale are expected to be mailed.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ JOSEPH SCHIMMELPFENNIG Joseph Schimmelpfennig, Managing Director